United States securities and exchange commission logo





                              October 8, 2021

       Eric Gravengaard
       Chief Executive Officer
       Athena Bitcoin Global
       1332 N. Halsted St. Suite 403
       Chicago, IL 60642

                                                        Re: Athena Bitcoin
Global
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
16, 2021
                                                            CIK No. 0001095146

       Dear Mr. Gravengaard:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Company Summary, page 2

   1. We note your disclosure on page 3 that, on average, you sell your holdings of Bitcoin within three to five
days of buying it. Please revise your disclosure to clarify how long you hold the other
digital assets in which you transact.
   2. We note your disclosure that you have processed over 500,000 transactions in your six years of
operations. Please revise to provide more specific disclosure regarding the volume of transactions
that you have processed, broken out by period and by digital asset.
 Eric Gravengaard
FirstName  LastNameEric
Athena Bitcoin Global Gravengaard
Comapany
October    NameAthena Bitcoin Global
        8, 2021
October
Page 2 8, 2021 Page 2
FirstName LastName
The Birth of Bitcoin ATMs, page 4

3. We note your revised disclosure on page 4 that "Athena Bitcoin ATMs, both one-way and two-way, serve clients with the following Crypto Assets: Bitcoin, Ethereum, Litecoin, and
         BCH." Please further revise to provide quantified disclosure, as applicable, regarding the exchanges services and types of digital assets handled by your Bitcoin ATMs, as previously requested in comment 2.
Risk Factors, page 10

4. We note your added risk factor on page 17, "A particular crypto asset s status as a
         'security' in any relevant jurisdiction is subject to a high degree of uncertainty..." Under an appropriately captioned heading, please revise your risk factor disclosure to identify and discuss specific regulatory risks related to your operations if a digital asset that you transact in is determined to be a security.
5. Noting your disclosure on page 49 that you do not have any insurance policies that cover the crypto assets held in your wallets, please revise to add related risk factor disclosure.
Capitalization, page 27

6. We note the response to comment 8. Please revise to disclose how the employee loan receivable amount was determined as a result of the entering into of the non-recourse loan agreement. In addition, revise your disclosures to explain why there was an increase in cash and a decrease in the loan to employees receivable amount in the amount of $144 thousand, including how the pro-rata repayment of the loan is calculated.
7. Please revise to disclose how the increases in the number of common stock shares, additional paid in capital and accumulated deficit were determined. For example, revise to include a footnote corresponding to each line item showing a calculation and reconciliation to the adjustment reflected in the pro forma information.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
28

8. We note your response to comment 10. Please revise to provide a specific and thorough discussion of the statements of financial position, addressing the changes in the individual components and the reasons for these changes therein, for each balance sheet period presented.
9. We note your disclosure that you operate an OTC desk for private clients and trade customers, through which you buy and sell other crypto assets, including "Tether, Ankr, and others." As previously requested in comment 1, please revise to disclose all of the digital assets that you buy, sell or hold. In particular, your revised disclosure should disclose all of the digital assets included in the "others" category. In addition, please tell us whether you have any plans to transact in any additional digital assets in the
 Eric Gravengaard
Athena Bitcoin Global
October 8, 2021
Page 3
         future, either for sale or purchase through your ATMs or through your OTC desk.
How We Generate Revenue, page 28

10. We note your disclosures regarding the Company's policies for providing a mark-up.
         Please tell us and revise your disclosures to clarify the following:
             Tell us the average mark-up by crypto asset for each period.
             Tell us if the Company applies the same mark-up for their wholesale crypto sales, or if it is different from the retail sales.
             Tell us if the Company sells some crypto assets at a loss due to price volatility exceeding the amount of the mark-up. To the extent that this has occurred, tell us your consideration of recognizing an impairment charge prior to the sale occurring.
11. We note that the Company provides services whereby customers can sell their crypto assets to the Company through an ATM in exchange for a cash withdrawal. As it relates to this service offering, please address the following:
             Disclose the number of ATMs which offer the customer the ability to withdraw cash.
             Indicate the fiat currency and if there are any limitations on the amount of cash that can be withdrawn, as well as the process for replenishing cash for withdrawal.
             Disclose how the price for the cash withdrawal is determined (e.g., is there a markdown on the price of the crypto asset), as well as any fee structure or terms of sale.
             Indicate the types of cryptocurrency which can be sold in these types of transactions.
             Disclose your accounting for these types of transactions (i.e. both filled and unfilled). Ensure that your response addresses accounting for revenue recognition, cost of revenue and balance sheet presentation, such as how the asset is measured and whether a financial liability is recognized.
Operating Expenses, page 32

12. We note the loss of the 29 bitcoin had a purchase price of $1.6M and a market value of
       $1.7M. Given that the loss of the bitcoin represents an obligation of the company to repay the borrowed crypto asset, please address the following:
           Tell us how you are accounting for the loss for both initial and subsequent measurement. As part of your response, cite the relevant accounting authoritative
            literature the Company is applying.
           Considering your disclosure that the amount of the 29 Bitcoin was already accounted
            for as the Company   s borrowing and shown as a liability, tell us
and disclose
            the amount of the loss, if any, recognized in your financial statements as a result of
            this breach.
           In addition, tell us the financial statement line item and amount where the above
FirstName LastNameEric      Gravengaard
            referenced liability  is recognized.
Comapany    NameAthena
           Tell              Bitcoin
                  us how the  companyGlobal
                                         plans to fulfill this obligation given
the continued changes
            in the fair
October 8, 2021 Page 3  value of the  intangible asset.
FirstName LastName
 Eric Gravengaard
FirstName  LastNameEric
Athena Bitcoin Global Gravengaard
Comapany
October    NameAthena Bitcoin Global
        8, 2021
October
Page 4 8, 2021 Page 4
FirstName LastName
Revenues, page 32

13. We note your discussion of changes in revenue, cost of revenue and gross profit. Please revise to provide a more detailed discussion, including quantifiable factors, for each of the crypto asset type purchases and sale activities for each of the periods presented and how it correlates to the change in revenue, cost of revenues and gross profit. To the extent that there are any known or identifiable trends in specific crypto asset type purchase or sale activities, disclose the trend information.
14. Please revise to provide a clear and concise discussion of the working capital requirements
         needed to enter into the company   s required buying and selling of
crypto asset inventories
         to support the customer requested order fulfillment activities received through both ATM and phone transactions. Your discussion should also clarify and address your accounting under ASC 606 indicating whether you are the principal or the agent in the described transactions and indicate whether the purchases and sales of crypto assets are reflected gross or net on both the balance sheet and the income statement.
15.      We note the level of revenues recognized through the    wholesale
private, client and
         trade    has historically been significant in each of the fiscal and interim periods, thus
         please revise to provide separate discussions of your retail and wholesale revenue generating business line when discussing the components of revenues on page 29.
16. Please revise to address your accounting as well as to disclose the fair value gains or losses recognized, if any, on the crypto assets purchased and held prior to these assets being sold, by type, for each period presented. As part of your response, provide specific references to authoritative literature applied in your accounting treatment.
17. Please revise to expand your discussion to address how the changes in the prices of the crypto assets purchased and sold impacted the revenues, the cost of revenues and the associated gross profit recognized. Revise to include quantifiable information addressing the price of these crypto assets (e.g. average prices), as well as quantity sold and purchased of each type of crypto asset, between the periods presented. Loss (gain) on crypto asset borrowings, page 34

18.      As it relates to the crypto asset borrowings with the company   s
director and principal
         shareholder, please revise to address the following:
             the terms of the transactions;
             whether there have been extensions or modifications to the terms; how the respective fair values at each respective reporting date have been
             determined;
             whether the loss of the Bitcoin was related to the borrowings; and when and how the Bitcoin will be acquired and repaid in light of the current working
             capital needs of the Company.
 Eric Gravengaard
FirstName  LastNameEric
Athena Bitcoin Global Gravengaard
Comapany
October    NameAthena Bitcoin Global
        8, 2021
October
Page 5 8, 2021 Page 5
FirstName LastName
Interest and fees on crypto asset borrowings, page 37

19. Please revise to address how fees on crypto asset borrowings were determined during fiscal 2019 and 2020 disclosing the principal balance on the borrowings used in the determination of the respective fees.
Liquidity and Capital Resources, page 37

20.      We note your response to comment 13, however, please revise to address how the
         company plans to remediate the working capital deficit in both the near and long term.
         The staff also notes the company has no retained earnings.
21. Please revise to more clearly explain if the weekly payments of $35,000 are to be made in
         cash or define what is meant by the term    equivalent bitcoin.
22. Please revise to disclose the status of the loan agreement entered into on August 22, 2018 with Mr. Komaransky and address the nature and terms of the agreement and any extensions entered into during the term.
The Business
ATM Operations, page 49

23. We note your response to comment 32 regarding your oral agreement with Genesis Coin.
         Please revise to disclose the material terms of your oral agreement. Additionally, it appears that this agreement could constitute an oral contract that would be required to be filed pursuant to Item 601(b)(10) of Regulation S-K if the underlying contract were in writing. Therefore, please either provide a written description of the agreement and file it as an exhibit to the registration statement or tell us why you are not required to do so. See
         Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations for
         guidance.
Peer-to-Peer Exchange Services via BitQuick.co, page 50

24. Please revise to disclose the material terms of any escrow agreements pursuant to which the Company holds Bitcoin, as referenced in your disclosure. Also please file the same as an exhibit to the registration statement or tell us why you are not required to do so. Refer to Item 601(b) of Regulation S-K.
Executive Compensation
Employment Contracts, Termination of Employment, page 67

25. Please revise this section to add a cross-reference to your disclosure on page 70 regarding the agreement(s) pursuant to which the Company engages Mr. Weinhaus services as the
         President of the Company.
 Eric Gravengaard
FirstName  LastNameEric
Athena Bitcoin Global Gravengaard
Comapany
October    NameAthena Bitcoin Global
        8, 2021
October
Page 6 8, 2021 Page 6
FirstName LastName
Certain Relationships and Related Party Transactions
Company's Agreement with Mr. Weinhaus, page 70

26. Please revise to disclose the material terms of any agreements or arrangements among the
         Company, Advisory Fx LLC, Control NEW MLSS LLC and/or Mr. Weinhaus pursuant to
         which the Company engages Mr. Weinhaus    services as the President of
the Company, as
         referenced in your disclosure. Also please file the same as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K or tell us why you are not required to do so.
Selling Shareholders, page 72

27. We note your response to comment 44, which indicates that one of your selling shareholders is a registered broker. Please tell us in your next response letter the identity of such selling shareholder. Also please advise why such selling shareholder is not an underwriter or revise to reflect such classification.
Note 1. Nature of Business and Summary of Significant Accounting Policies Crypto Assets Held, page F-11

28. Please tell us the accounting literature followed when making the determination that the indefinite-lived intangible assets would be derecognized on a first-in, first-out
         ("FIFO") basis. In addition, tell us any alternative methodologies that the Company considered and why they believe FIFO is a more appropriate measurement methodology.
Note 6. Derivatives, page F-17

29. We note your response to comment 48. As it relates to crypto asset borrowings and the derivatives, please revise to address each of the bullet points individually in your response:

                Discuss the nature of these transactions in greater detail identifying the party providing the crypto assets to the Company and at what price.
                Indicate how the bitcoin borrowed was utilized (e.g. used to fulfill customer orders)
              and indicate if it was held in custody by the Company.
                Address the nature and terms of these borrowings identifying the expenses and fees recognized and how the respective amounts paid to the crypto asset provider were calculated.
                Address how the fair value of the crypto assets are determined and the reasons why losses were recognized.
                Explain how the repayment amounts were determined.
                Indicate if the company anticipates entering into these type of borrowing arrangements in the future.
                Address the accounting guidance followed in the recording of these activities in the financial statements.
 Eric Gravengaard
Athena Bitcoin Global
October 8, 2021
Page 7
Note 8. Convertible Debt, page F-20

30. Please revise to indicate how the fair value of the underlying shares on the commitment date was derived in conjunction with the determination of the beneficial conversion feature recognized.
Note 10. Crypto Assets Held, page F-21

31. We note your tabular disclosure of the carrying value of crypto assets held for each period presented. Please revise your disclosure to quantify the number of each crypto assets held at each period and average price. In addition, tell us and revise to disclose a rollforward for each period showing the number of crypto assets purchased, sold, impaired and lost from theft.
Note 16. Employee Loans, page F-23

32. We note your response to comment 50. Please tell us the fair value of the shares issued as well as how this amount compares to the amount of non-recourse loans made to the employees.
General

33. We note your response to comment 54 that your "primary crypto currency is bitcoin
         (90%)." Please supplementally clarify the metric for which the 90% figure for bitcoin is measured. Also please tell us which digital assets the remaining 10% of your "crypto currency" is comprised of and quantify their respective amounts, as applicable.
34. We note your response to comment 55, which indicates that you do not have insurance relationships at this time. However, we note your statements:

              on page 29 that your cost of revenue includes the costs of operating the ATMs from which crypto assets are sold (including insurance, among others); in Note 12 of the financial statements, you state that the "Company is, from time to
            time, involved in litigation incidental to the Company   s business
that is generally
            covered by insurance;" and
              in Item 14. of Part
FirstName LastNameEric           II., you state that you "carry director and
officer liability insurance
                            Gravengaard
            policy that covers certain liabilities of directors and officers" of your company.
Comapany NameAthena Bitcoin Global
OctoberPlease  advise
         8, 2021  Pageor7 revise, as applicable.
FirstName LastName
 Eric Gravengaard
FirstName  LastNameEric
Athena Bitcoin Global Gravengaard
Comapany
October    NameAthena Bitcoin Global
        8, 2021
October
Page 8 8, 2021 Page 8
FirstName LastName
       You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Robert Klein,
Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or
Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance